Middlemarch Securities LLC

Statement of Financial Condition

DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69758

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __MIDDLEMARCH SECURITIES LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__700 CANAL STREET, BUILDING 1, FLOOR 1, SUITE 148__

(No. and Street)

STAMFORD	CT	06902
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEVEN SINGER	561-784-8922	ACCOUNTING@MIDDLEMARCHLLC.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__MICHAEL CONGLIANESE CPA, P.C.__

(Name – if individual, state last, first, and middle name)

125 E LAKE ST #303	BLOOMINGDALE	IL	60108
(Address)	(City)	(State)	(Zip Code)
10/20/2009		3874	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Grutman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Middlemarch Securities LLC_____, as of 'December 31_____, 2 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title:
CEO_____

_____
Notary Public

02/22/24

HENRY CHEN
Notary Public - State of New York
NO. 01CH0004648
Qualified in New York County
My Commission Expires Mar 31, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Middlemarch Securities LLC

CONTENTS





MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member of Middlemarch Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Middlemarch Securities LLC as of December 31, 2023 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Middlemarch Securities LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Middlemarch Securities LLC's management. Our responsibility is to express an opinion on Middlemarch Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Middlemarch Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Middlemarch Securities LLC's auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 25, 2024

Middlemarch Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash	$	438,197
Accounts receivable		22,946
Prepaid expenses and other assets		26,963
Total assets	$	488,106

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses and other liabilities	$	21,612
Due to member (see Note 6)		61,100
Total liabilities		82,712
Member's equity		405,394
Total liabilities and member's equity	$	488,106

See accompanying notes to financial statement.

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Middlemarch Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides investment banking and private placement services for its clients. The Company is a single member limited liability company; the single member (the "Member") is Middlemarch Partners LLC, a Delaware limited liability company. The Company was organized under the laws of the State of Delaware on February 8, 2016. The Company became a registered broker-dealer with the SEC and a member of FINRA on March 24, 2017. The Company has a perpetual existence and exists as a separate legal entity, unless dissolved in accordance with the provisions of the operating agreement and the laws of Delaware. To the fullest legal extent possible, the Member shall not have any liability for the losses, liabilities, or claims against the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes:

The Company is a single-member limited liability company that is treated as a disregarded entity for income tax purposes, and accordingly no provision has been made for income taxes. All profits and losses of the Company pass through to the sole member.

Use of Estimates:

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - CASH AND CASH EQUIVALENTS

All cash deposits of the Company are held by two financial institutions and therefore are subject to the credit risk of these financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2023, the Company's cash balance was in excess of FDIC insured limits by $188,197.

At December 31, 2023, the Company held 13,876 Euro, valued at $15,358 USD, in a Euro denominated cash account.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position.

The Company rents office space on a month-to-month basis. The Company does not have any operating leases with a term in excess of one year.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $354,564, which was $349,050 in excess of its required minimum net capital of $5,514. The Company's net capital ratio was 0.23 to 1.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Member whereby certain overhead expenses are allocated to the Company. The Member owed the Company $61,100 at December 31, 2023.

NOTE 7 - LEGAL SETTLEMENTS

On June 20, 2023, the Company was awarded a legal settlement related to a prior year dispute on client fees owed to the Company. Additionally, the Company received legal fee reimbursements related to the dispute.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the audit report, which is the date the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statement.